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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share

(Title of Class of Securities)

M87915-10-0

(CUSIP Number)

Yael (Ben Moshe) Rudnicki

Bank Leumi le-Israel B.M.

34 Yehuda Halevi Street

Tel Aviv 65546, Israel

972-3-5149419

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Names of Reporting Persons. Bank Leumi le-Israel B.M. I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization - Israel
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power - 5,997,736
	8.	Shared Voting Power - 0
	9.	Sole Dispositive Power - 5,997,736
	10.	Shared Dispositive Power - 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person - 5,997,736
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) – 14.1% (1)
14.	Type of Reporting Person (See Instructions) BK

(1)	Based on Ordinary Shares outstanding as at April 9, 2013, as reported by Tower in its F-3 Registration Statement filed with the Securities and Exchange Commission on April 11, 2013 (“Tower’s F-3”) and calculated in accordance with rule 13d-3(d)(1)(i).

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The statement on Schedule 13D, dated February 3, 2011, of Bank Leumi le–Israel B.M. (“Leumi”, “the Bank” or “Reporting Person”), as amended by Amendment No. 1 thereto, dated June 15, 2011, is hereby amended as follows:
Item 2.	Identity and Background

Schedule A is hereby amended to read in its entirety as attached hereto and incorporated herein by reference.
Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to delete the parenthetical phrase in subsection (b) thereof and to insert the following in substitution therefor: “(such warrants having been granted in 2003, 2005, 2007, 2009, 2010 and 2011)”.
Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended to read in its entirety as follows:

To the knowledge of the Reporting Person:

(a)	Leumi is the beneficial owner of 5,997,736 Ordinary Shares, including 5,276,148 Ordinary Shares issuable upon conversion of its currently convertible capital notes and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants. Leumi’s ownership represents approximately 14.1% of the Ordinary Shares outstanding as at April 9, 2013, as reported by Tower in Tower’s F-3 and calculated in accordance with rule 13d-3(d)(1)(i).

(b)	Leumi has sole voting and dispositive power over 5,997,736 Ordinary Shares, including 5,276,148 Ordinary Shares issuable upon conversion of currently convertible capital notes and 139,001 Ordinary Shares issuable upon exercise of currently exercisable warrants.

(c)	Save for the following transactions, neither Leumi nor, to its knowledge, any person identified in the tables set forth in Part I of Schedule A, has effected any transactions in the Ordinary Shares during the past sixty (60) days:

On April 11, 2013, Leumi sold an aggregate of 588,200 Ordinary Shares in a number of transactions on the Tel-Aviv Stock Exchange for an average price per Ordinary Share of 27.004 New Israel Sheqels (“NIS”) (or US $7.453, based on the Representative Rate of 3.623 published by the Bank of Israel on April 11, 2013).
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

1.	The following sentence is hereby added to the section entitled “Conversion Agreements and Capital Notes”:

“In August 2012, Tower effected a 15-to-1 reverse stock split and, as a result, the aggregate number of ordinary shares into which the (a) 2006 Capital Note became convertible was reduced to 1,732,457 and the conversion price was increased to US $22.80 per share and (b) 2008 Capital Note became convertible was reduced to 4,694,836 shares and the conversion price was increased to US $21.30 per share.”

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2.	The following paragraphs are hereby added before the final paragraph of the section entitled “Warrants”:

“On September 1, 2011, Tower issued to Leumi a warrant to purchase 636,699 ordinary shares at a purchase price of US $0.7853 per share with an expiry date of December 31, 2015 (the “2011 Warrant”).”

“In August 2012, Tower effected a 15-to-1 reverse stock split and, as a result, the aggregate number of ordinary shares purchasable by the (a) 2003 Warrant was reduced to 29,887 and the exercise price was increased to US $92.55 per share; (b) 2007 Warrant was reduced to 66,667 and the exercise price was increased to US $30.60 per share and (c) the 2011 Warrant was reduced to 42,447 and the exercise price was increased to US $11.7795 per share.”

“On March 13, 2013, in connection with a further amendment to the Facility Agreement which, inter alia, extended the Final Maturity Date thereunder to June 30, 2016, Tower amended the 2003, 2007 and 2011 Warrants to extend the expiry date of each such Warrant to December 31, 2016.”

3.	Clause (b) of the second paragraph in the section entitled “Facility Agreement” is hereby amended to read in its entirety as follows:

“(b) at any time TIC shall cease to hold (directly or indirectly through subsidiaries) in the aggregate at least 3,210,966 Ordinary Shares and/or capital notes convertible into Ordinary Shares.”

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

13.	Warrant, dated September 1, 2011, granted by Tower Semiconductor Limited to Bank Leumi le-Israel B.M.

14.	First Amendment, dated March 13, 2013, to Amended and Restated Warrant Originally Issued on December 11, 2003 by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M.

15.	First Amendment, dated March 13, 2013, to Amended and Restated Warrant Originally Issued on September 10, 2007 by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M.

16.	First Amendment to Warrant Issued on September 1, 2011 by Tower Semiconductor Ltd. to Bank Leumi le-Israel B.M.

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 23, 2013
Date

/S/ BATSHEVA LAPIDOT	/S/ DAVID SACKSTEIN
Signature

Batsheva Lapidot	David Sackstein
VP-Sector Manager	Office of the Corporate Secretary
Bank Leumi le-Israel B.M.

Name/Title

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SCHEDULE A

I.	Information Regarding Executive Officers and Directors of Bank Leumi le-Israel B.M

Board of Directors

Name	Business Address	Principal Occupation	Citizenship
David Brodet	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Chairman of the Board of Directors of Bank Leumi le-Israel B.M.	Israeli
David Avner	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Owner and CEO of NSY Avner Ltd.	Israeli
Moshe Dovrat	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Director of various companies	Israeli
Yehuda Drori	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Director of various companies and Consultant on capital market issues to various bodies	Israeli
Arieh Gans	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Accounting, Tel Aviv University and Company Director	Israeli
Rami Avraham Guzman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Member of boards of directors of organizations and associations; Consultant to veteran and start-up companies	Israeli
Miriyam (Miri) Katz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Attorney, management of companies and Director of various companies and Company Director	Israeli

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Name	Business Address	Principal Occupation	Citizenship
Yoav Nardi	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Management of companies and Business Consultant	Israeli
Efraim Sadka	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Economics and Holder of the Henry Kaufman Chair of International Capital Markets, Tel Aviv University	Israeli
Haim Samet	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Joint Senior Partner Schnitzer, Gottlieb Samet & Co. (law firm), and Director of various companies	Israeli
Zippora Samet	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Owner, Chairman of the Board of Directors and CEO in Merav Yaniv Financial Consulting Ltd., Director of various companies	Israeli
Amos Sapir	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Member of boards of directors of companies and non-profit associations	Israeli
Gabriela Shalev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President of the Senior Academic Council of, and Senior Lecturer at, the Ono Academic College	Israeli
Yedidia Stern	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Professor of Law at Bar-Ilan University; Deputy President for Research in Israeli Democracy Institute.	Israeli and British

Executive Officers - Members of Management of Bank Leumi le-Israel B.M.

Name	Business Address	Principal Occupation – Position held with the Bank	Citizenship
Rakefet Russak-Aminoach	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	President and Chief Executive Officer	Israeli
Daniel Tsiddon	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Deputy Chief Executive Officer, Head of Capital Markets, Private Banking & Strategy Division	Israeli
Gideon Altman	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	First Executive Vice President, Head of Commercial Banking Division	Israeli
Yaacov (Kobi) Haber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	First Executive Vice President, Head of Corporate Division	Israeli
Dan Cohen	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	First Executive Vice President, Head of Human Resources	Israeli
Itai Ben-Zeev	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Capital Markets Division	Israeli
Hedva Ber	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Risk Management Division	Israeli
Ron Fainaro	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Finance and Economics Division	Israeli

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Shlomo Goldfarb	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Chief Accounting Officer, Head of Accounting Division	Israeli
Yoel Minz	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Structured Finance and Real Estate Division	Israeli
Sasson Mordechay	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Chief Internal Auditor, Head of Internal Audit Division	Israeli
Nomi Sandhaus, Adv.	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Chief Legal Advisor, Head of Legal Division	Israeli
Tamar Yassur	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Banking Division	Israeli
Dan Yerushalmi	34 Yehuda Halevi Street, Tel Aviv 65546, Israel	Executive Vice President, Head of Operations and Information Systems Division	Israeli

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II.	During 2012, the Israel Securities Authority conducted administrative arbitration procedures pursuant to Section 52QQ(a)(2) to the Securities Law, 1968 (the “Law”), in connection with the publication of a profit warning by the Bank on November 14, 2011, and in connection with the issue of deferred notes by Leumi Finance Ltd (a wholly-owned and controlled subsidiary of the Bank) (hereinafter “Leumi Finance”), pursuant to the shelf offer published by Leumi Finance on November 9, 2011. On November 12, 2012, an arrangement (as defined in section 54A of the Law) was signed between the Bank and Leumi Finance, on the one hand, and the Israel Securities Authority, on the other, in connection with the administrative arbitration procedure. On December 12, 2012, the arrangement was approved by the Administrative Enforcement Committee appointed pursuant to Section 52FF to the Law. As part of the arrangement, the Bank and Leumi Finance agreed to assume against the undertaking of the Israel Securities Authority to refrain from initiating enforcement procedures in connection with the facts upon which the arrangement is based, without admitting that these facts create any negligent actions or breaches and maintaining all of their rights and claims in connection with these facts, agreed to pay NIS 2 million each as a monetary sanction, as well as to implement measures to prevent a repetition of the alleged breaches.